May 1, 2009

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

RE:	Allegiant Travel Company
Registration Statement on Form S-3 (Registration Statement No. 333-153282)

Ladies and Gentlemen:

We hereby request that the above-referenced Registration Statement be declared effective at 4:30 p.m. on Monday, May 4, 2009, or as soon thereafter as practicable.

In making this request, Allegiant Travel Company (the “Company”) acknowledges that:

•                  Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective it does not foreclose the Commission from taking any action with respect to the filing.

•                  The action of the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•                  The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ Maurice J. Gallagher, Jr.

Maurice J. Gallagher, Jr.
Chief Executive Officer

cc: Robert B. Goldberg, Esq.